UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman Australia
Annual General Meeting 2014 BHP Billiton Plc
23 October 2014
bhpbilliton
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Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 2
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Disclaimer (continued)
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
Basis of preparation
Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger in any jurisdiction.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
BHP Billiton Plc Annual General Meeting, 23 October 2014
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Escondida Chile
Jac Nasser Chairman
Annual General Meeting
23 October 2014
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Directors
Jac Nasser
Andrew Mackenzie
Malcolm Brinded
Malcolm Broomhead
Sir John Buchanan
Carlos Cordeiro
David Crawford
Pat Davies
Carolyn Hewson
Lindsay Maxsted
Wayne Murdy
Keith Rumble
John Schubert
Baroness Shriti Vadera
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 5
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Malcolm Brinded
Director of BHP Billiton
Member of the Sustainability Committee
Director Royal Dutch Shell plc from 2002 to 2012
Director of CH2M Hill Companies Limited since July 2012
Director of Network Rail Infrastructure Limited since October 2010
Vice President of The Energy Institute, UK since October 2013
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 6
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David Crawford
Director of BHP Billiton
Chairman of the Finance Committee
Chairman of Australia Pacific Airports Corporation Limited since May 2012
Chairman of Lend Lease Corporation Limited since May 2003
Former Chairman and former Director of Foster’s Group Limited
Former Director of Westpac Banking Corporation
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 7
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Keith Rumble
Director of BHP Billiton
Member of the Sustainability Committee
Previously Chief Executive Officer of SUN Mining
Former Chief Executive Officer of Impala Platinum (Pty) Limited
Former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada
Board of Governors of Rhodes University, South Africa since April 2005
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 8
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Directors
Jac Nasser
Andrew Mackenzie
Malcolm Brinded
Malcolm Broomhead
Sir John Buchanan
Carlos Cordeiro
David Crawford
Pat Davies
Carolyn Hewson
Lindsay Maxsted
Wayne Murdy
Keith Rumble
John Schubert
Baroness Shriti Vadera
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 9
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Group Management Committee
Andrew Mackenzie
Peter Beaven
Tim Cutt
Tony Cudmore
Dean Dalla Valle
Mike Fraser
Geoff Healy
Mike Henry
Jane McAloon
Daniel Malchuk
Jimmy Wilson
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 10
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Graham Kerr
Chief Executive Officer designate of the new company
Former Chief Financial Officer of BHP Billiton from November 2011 to October 2014
Former President of Diamonds and Specialty Products, BHP Billiton
Former Chief Financial Officer of Stainless Steel Materials, BHP Billiton
Former Vice President, Finance, BHP Billiton Diamonds
Former General Manager Commercial for Iluka Resources Limited
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 11
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Forum on Corporate Responsibility
Greg Bourne
Australia
Mick Dodson
Australia
Cristina Echavarria
Colombia
Tommy Garnett
Sierra Leone
Simon Longstaff
Australia
Yaa Ntiamoa-Baidu
Ghana
Ray Offenheiser
United States
Phil Vernon
United Kingdom
Changhua Wu
China
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 12
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Our Charter
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Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our value
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
May 2013
Sustainability
Integrity
Respect
Performance
Simplicity
Accountability
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 13
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Safety
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
6
4
2
0
down 51%
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 14
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Our results at a glance
Attributable profit – excluding exceptional items
(US$ billion)
25
20
15
10
5
0
US$13.4 billion
FY10
FY11
FY12
FY13
FY14
Note: Calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 for periods FY12 onwards.
Taxes and royalties paid1
(US$ billion)2
US$9.9 billion
14
12
10
8
6
4
2
0
FY10
FY11
FY12
FY13
FY14
1. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax.
2. These numbers are as per those reported in the BHP Billiton Sustainability Reports (Taxes and royalty payments on a country- by-country basis table) under the EITI framework in the respective periods. The numbers have been reported in accordance with the applicable IFRS requirements at the time of publishing and as such may not be directly comparable year on year.
BHP Billiton Plc Annual General Meeting, 23 October 2014
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Full year dividends
Dividends1
(US cents per share (cps))
FY04 – FY14
CAGR USD: 17%
CAGR GBP: 18%
USD: 121 cps
GBP: 73 pps
125
USD: 4%
GBP: (3%)
100
75
50
USD: 26 cps
GBP: 15 pps
25
0
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
1. Dividends declared in respect of the period.
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 16
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Existing BHP Billiton portfolio
Western Australia
Iron Ore
Samarco
Queensland Coal
NSW Energy Coal
Cerrejón
Nickel West
Worsley
Alumar
Aluminium
South Africa
Olympic Dam
Escondida
Pampa Norte
Antamina
Onshore US
New Mexico Coal
Mozal
GEMCO
Hotazel
Shenzi
Angostura
Pyrenees
Macedon
Atlantis
Smaller petroleum
assets
TEMCO
Metalloys
Cerro Matoso
Mad Dog
Bass Strait
North West Shelf
Jansen project
Illawarra Coal
Energy Coal
South Africa
Cannington
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 17
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Total shareholder return
Total Shareholder Return (TSR)1
(%)
BHP Billiton
TSR 424%
450
BHP Billiton Plc dividends
BHP Billiton Plc price
FTSE100 dividends
FTSE100 price
300
FTSE100
150
TSR 117%
0
FY05 – FY14
Source: Datastream.
1. TSR calculated in pence from 30 June 2004 to 30 June 2014. Share price reflects adjustments for rights issues and bonus shares and dividends assume reinvestment on the ex-dividend date.
BHP Billiton Plc Annual General Meeting, 23 October 2014
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Evolution of our portfolio
BHP Billiton core portfolio
Proposed new company
Western Australia Iron Ore
Samarco
Queensland Coal
NSW Energy Coal
Cerrejón
Olympic Dam
Escondida
Pampa Norte
Antamina
Onshore US
Shenzi
Angostura
Pyrenees
Macedon
Atlantis
Mad Dog
Bass Strait
North West Shelf
Jansen project
Worsley
Alumar
Aluminium South Africa
Mozal
GEMCO
Hotazel
TEMCO
Metalloys
Cerro Matoso
Illawarra Coal
Energy Coal South Africa
Cannington
Note: Excludes Nickel West, New Mexico Coal and several smaller petroleum assets which are under review.
BHP Billiton Plc Annual General Meeting, 23 October 2014
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Proposed new company
Keep your BHP Billiton shares
Continue to receive dividends in line with our policy without any reset
Entitlement to shares in the new company in equal proportion to your BHP Billiton shareholding
Primary listing on the Australian Securities Exchange
Secondary listing on the Johannesburg Stock Exchange
Standard listing on the UK Authority’s Official List and admission to trading on the London Stock Exchange
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 20
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Our strategy
Newman Australia
BMA Australia
Escondida Chile
Shenzi United States
Jansen Canada
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 21
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Role of our commodities
BHP Billiton Plc Annual General Meeting, 23 October 2014
Slide 22
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Our diversity is our strength
Newman Australia BMA Australia Escondida Chile Shenzi United States Jansen Canada
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 23
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Our action on climate change
Produced public environment report detailing GHG emissions and management strategies
Introduced independent assessment of environmental data in Environmental Report. Set public target to reduce GHG intensity by 10% by 2000 – achieved 12%
Established Carbon Pricing Protocol
Implemented energy conservation plans at all sites with high energy consumption
Committed US$300 million to GHG reduction and energy efficiency projects by 2012 – invested US$430 million. Set target to reduce GHG intensity by 6% by 2012 – achieved 16%
Set target to maintain total GHG emissions below our 2006 baseline
1997 1998 2004 2005 2007 2012
1996 2002 2003 2006 2010 2014
Acknowledged scientific consensus on climate change. Announced US$1 billion in projects to address GHG emissions and improve energy efficiency – achieved 6 million tonnes of reductions by 2000
Set public target to reduce GHG intensity by 5% by 2007 – achieved 6%
Participated in the first Carbon Disclosure Project
Set target to reduce energy intensity by 13% by 2012 – achieved 15%
Advocated six principles for effective emissions reduction policies, including a price on carbon. Required all high emitting businesses to develop GHG abatement cost curve Abated 807,000 tonnes of CO2-e through Business greenhouse gas reduction projects
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 24
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Global growth by region
GDP growth rate
(% per annum)
10.0
Forecast
8.0
6.0
4.0
2.0
0.0
(2.0)
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19
United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2014).
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 25
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Global growth by region – United States
GDP growth rate
(% per annum)
10.0
Forecast
8.0
6.0
4.0
2.0
0.0
(2.0)
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19
United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2014).
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 26
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Global growth by region – European Union
GDP growth rate
(% per annum)
10.0
Forecast
8.0
6.0
4.0
2.0
0.0
(2.0)
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19
United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2014).
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 27
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Global growth by region – Japan
GDP growth rate
(% per annum)
10.0
Forecast
8.0
6.0
4.0
2.0
0.0
(2.0)
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19
United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2014).
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 28
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Global growth by region – China
GDP growth rate
(% per annum)
10.0
Forecast
8.0
6.0
4.0
2.0
0.0
(2.0)
CY12 CY13 CY14 CY15 CY16 CY17 CY18 CY19
United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2014).
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 29
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Supporting economic growth
Shanghai China
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 30
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Delivering long-term sustainable value
Sustainability Integrity Respect Performance Simplicity Accountability
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 31
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Newman Australia
Andrew Mackenzie Chief Executive Officer
bhpbilliton
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Annual General Meeting
23 October 2014

Our commitment to sustainability
bhpbilliton
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Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
May 2013
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 33
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Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.

Sustainability
BMA Australia Bullsbrook Volunteer Fire Service Australia Five Rivers Conservation Project Australia PATH Project Mozambique
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 34
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Delivering strong financial results
Increased Group production1 by 9%
Productivity gains of US$2.9 billion
US$6.6 billion of sustainable productivity gains over the past two years
Capital and exploration expenditure2 of US$15.2 billion, down 32%
Free cash flow increased by US$8.1 billion
Underlying attributable profit of US$13.4 billion, up 10%
Total taxes and royalties paid $9.9 billion3
Underlying EBITDA of US$32.4 billion, up 7%
Net operating cash flow of US$25.4 billion, up 26%
Underlying return on capital of 15%
Full-year dividend up 4% to 121 US cents per share
Net debt down to US$25.8 billion
Attributable profit – excluding exceptional
items
(US$ billion)
25
20
15
10
5
0
FY10 FY11 FY12 FY13 FY14
Note: Variance relates to the relative performance of BHP Billiton during FY14 compared with FY13.
1. Refers to copper equivalent production based on average realised prices for FY13.
2. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
3. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax.
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 35
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Record production
Newman BMA Escondida Eagle Ford
Australia Australia Chile United States
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 36
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A disciplined systematic approach
Spence Chile
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 37
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Sustainable productivity
Eagle Ford United States
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 38
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Driving productivity in our shale assets
Drilling costs Drilling time Moving time Productivity Well cost
16%
18% 11% 28% 8%
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 39
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Continuous improvement
Eagle Ford United States
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 40
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Building a step-up culture
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 41
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Our strategy
Newman BMA Escondida Shenzi Jansen
Australia Australia Australia United States Canada
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 42
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Portfolio simplification
Petroleum and Potash Copper Iron Ore Coal
Aluminium, Manganese and Nickel
Note: Several assets can be represented by one marker.
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 43
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A simplified portfolio
BHP Billiton core portfolio Proposed new company
Western Australia Samarco Queensland Coal NSW Energy Coal Cerrejón Worsley Alumar Aluminium Mozal
Iron Ore South Africa
Olympic Dam Escondida Pampa Norte Antamina Onshore US GEMCO Hotazel TEMCO Metalloys
Shenzi Angostura Pyrenees Macedon Atlantis Cerro Matoso Illawarra Coal Energy Coal Cannington
South Africa
Mad Dog Bass Strait North West Shelf Jansen project
Note: Excludes Nickel West, New Mexico Coal and several smaller petroleum assets which are under review.
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 44
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Delivering sustainable value
Five Rivers Conservation Project Australia
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 45
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Supporting conservation
Valdivian Coast Five Rivers Conservation Project
Chile Australia
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 46
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Broader economic contribution
55% of spend with local businesses
US$9.9 billion1 paid in royalties and taxes
1% pre-tax profit committed to community – US$242 million in FY14
1. Taxes borne primarily comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax.
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 47
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Supporting our communities
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 48
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Driving performance
Jimblebar Australia
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 49
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Our productivity journey
Delivering a 16% increase in production over two years to the end of FY15
Targeting another $3.5 billion in annualised productivity gains by the end of FY17
Reducing our capital expenditure by a third to $15.2 billion in FY14
Over the past decade returned $64 billion to shareholders
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 50
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Our commitment
To maintain a strong balance sheet and solid A credit rating
To continue to selectively invest in high return diversified investment opportunities through the cycle
To extend our progressive base dividend policy
To return excess capital to shareholders consistently, predictably, and in the most efficient way
BHP Billiton Plc Annual General Meeting, 23 October 2014 Slide 51
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 October 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary